June 19, 2007

Via EDGAR

Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Pure Cycle Corporation
Amendment No. 1 to Form S-3
Filed May 30, 2007
File No. 333-142335
Form 10-K for Fiscal Year Ended August 31, 2006
Form 10-Q for the fiscal quarter ended February 28, 2007
File No. 0-08814

Dear Mr. Owings:

Set forth below are the responses of Pure Cycle Corporation (the “Company”) to the comments of the Staff of the Division of Corporate Finance, which were delivered in your letter dated June 14, 2007, regarding the Company’s Amended Form S-3 filed on May 30, 2007 and the Company’s Form 10-K for the fiscal year ended August 31, 2006 filed November 21, 2006, amended on April 16, 2007, and the Company’s Form 10-Q for the fiscal quarter ended February 28, 2007 filed on April 16, 2007.

With respect to your comments on the Company’s proposed restatement of its Form 10-K/A-1 for the fiscal year ended August 31, 2006, we have included proposed revisions to the amendement in this letter.  With respect to the Company’s Form 10-Q, we have provided additional information which we hope will clarify the Company’s accounting as well as a proposed restatement. If such proposed revisions satisfactorily address your comments, the Company will file, by EDGAR, Amendment No. 2 to the Registration Statement on Form S-3, amendment number 2 to its Form 10-K, and amendment number 1 to its Form 10-Q incorporating the proposed revisions.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments are indicated in bold below, followed by responses on behalf of the Company.

Form S-3:

1.                          Please file an updated auditor’s consent

The Company will file, by EDGAR, Amendment No. 2 to the Registration Statement on Form S-3 which includes updated auditor’s consents as soon as the Company and the Staff have resolved all the Staff’s comments.

Form 10-K for the fiscal year ended August 31, 2006

2.                          We note your response to comment 4 in our letter dated May 21, 2007. Please revise to clarify that the revisions were based on U.S. GAAP, thather than based on consultations with the staff of the Commission.

The Company’s proposed language in Item 9A. Controls and Procedures is consistent with that of the disclosure in the Explanatory Note on page 3 of the Company’s Form 10-K/A and Note 1 to the financial statements. Although this language was discussed at legnth with the Accounting Interpretations Group of the Office of the Chief Accountant (please contact Mark Mahar at 202-551-5308 for further details), the Company is proposing to revise its wording in its proposed restatement of Item 9A(b) as follows (changes to the Company’s proposed revised Item 9A(b) included with the Company’s response letter dated May 30, 2007 is bolded and underlined for your convience):

The disclosure in Item 9A(b) is proposed to be revised in an amendment to the Company’s Form 10-K, as set forth below:

(b)           Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•                                          Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•                                          Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•                                          Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of August 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon its assessment, management concluded that, as of August 31, 2006, the Company has inadequate controls over the process for the identification and implementation of the proper accounting for certain transactions which resulted in material errors not corrected prior to the issuance of the original Form 10-K. The correction of these errors resulted in the Company amending its original Form 10-K to restate its balance sheet and statement of stockholders’ equity to (the correction of the following errors are described in greater detail in the Explanatory Note on page 3 as well as NOTE 1 — ORGANIZATION AND RESTATEMENT in the accompanying financial statements):

1.             Remove the liability Contingent obligations payable upon default by HP A&M and the contra-equity account Receivable from HP A&M in event of default. As described in the Explanatory Note, certain of the real properties the Company acquired pursuant to the Arkansas River Agreement are subject to promissory notes which are secured by deeds of trust on the properties.~~Based on consultations the Company had with the Staff of the Commission, i~~ Due to the likelihood of HP A&M defaulting on the promissory notes being remote and therefore the likelihood of the Company losing the properties and water rights subject to the promissory notes being remote, this did not require recognition of a liability pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 5 Accounting for Contingencies under U.S. GAAP.

2.             Restate the liability Tap Participation Fees payable to HP A&M and adjust the values assigned to the assets acquired from HP A&M accordingly. ~~As a result of the consultations the Company had with the Staff of the Commission,~~ The Company should not have accounted for the Tap Participation Fees as contingent consideration pursuant to SFAS No. 141 Business Combinations, nor should the Company have valued the liability using a residual value method as described in the Explanatory Note. Instead, pursuant to U.S. GAAP, the Company should have valued the Tap Participation Fees using a discounted cash flow method and then allocated the total value of the consideration paid to the acquired assets. As a result of this, the Company completed a discounted cash flow model and reduced the value of the Tap Participation Fees payable to HP A&M and the assets acquired from HP A&M accordingly.

A material weakness represents a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Because the Company’s controls over the process for the identification and implementation of the proper accounting for certain transactions resulted in the aforementioned errors, management concluded that the Company did not maintain effective internal control over financial reporting as of August 31, 2006, which constitutes a material weakness. As a result of the material weakness, the Company restated its originally filed Form 10-K.

Anton Collins Mitchell LLP, the Company’s independent registered public accounting firm, who has audited the Company’s financial statements included herein, has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting at August 31, 2006 which report is included herein.

Management’s Discussion and Analysis of Financial Condition...page 25

Critical Accounting Policies, page 25

3.                          In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgements, and estimates, including the likelihood of obtaiing materially differenct results if differenct assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your water and other long-lived assets for impairment would have a material effect on your financial condition or results of operation, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Beginning with the filing of the Company’s Form 10-Q for the three and nine months ending May 31, 2007, the Company will revise its disclosure of its ciritical accounting policies to focus on the assumptions and uncertainties that underlie the Company’s accounting estimates.

Note 7 — Stockholders’ Equity, page 60

4.                          In future filings, please disclose the aggregate intrinsic value and weighted-average remaining contractual term of options outstanding as of fiscal year-end. See paragraphs A240(d)(1) and A241 of SFAS 123(R).

Beginning with the filing of the Company’s Form 10-K for the fiscal year ending August 31, 2007, the Company will ensure its stock option disclosures include all disclosures required by SFAS 123(R) as amended, including the aggregate intrinsic value and weighted-average remaining contractual term of outstanding options as of August 31, 2007.

Note 10 — Information Concerning Business Segments, page 63

5.                          We note that your two operating segments consist of your construction and service provider lines of business. If, as we assume, these operating segments are also reportable segments, please tell us why your segment footnote does not present the information required by paragraphs 27-28 of SFAS 131. While the majority of your operations appear to derive from your service provider segment, please note that you still are required to provide a tabular presentation of segment data under SFAS 131. Please provide us with these disclosures for the historical period presented.

The Company’s operating segments do not meet any of the quantitative thresholds of paragraph 18 of SFAS 131. Therefore, the information required by paragraphs 27-28 of SFAS 131 is not required to be reported.  The Company provides general information about the construction business because the Company believes it is useful to the readers of the financial statements in understanding the Company’s operations. However, because the construction business results do not meet the quantitative thresholds of paragraph 18, the Company does not believe providing numerical information about the construction business is relevant or useful to the readers. The Company is proposing to revise its business segment footnote in future filings beginning with the Form 10-K for the fiscal year ending August 31, 2007 to better clarify that this is not a quantitative reportable segment per SFAS 131 and is provided because the Company deems the information useful for the readers of the financial statements.

Exhibit 31.1

6.                          Please confirm that Mark W. Harding acts as both your principal executive officer and principal financial officer. If so, in future filings, please revise the title underneath his name to clearly indicate the roles in which he functions. Refer to Question 12 of the Staff’s frequently Asked Questions regarding the Srabanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.

The Company confirms that Mark W. Harding does act as both the principal executive officer and principal financial officer of the Company. Beginning with the filing of the Company’s Form 10-Q for the three and nine months ending May 31, 2007, the Company will revise the titles underneath Mr. Harding’s signature to clearly indicate the roles in which he functions.

Form 10-Q for the Fiscal Quarter Ended February 28, 2007

Note 3 — Investments in Water and Water Systems, page 10

7.                          We note you disclose on page 11 the per-share impact of imputed interest on your Tap Participation Fees payable. Please tell us why you believe you are permitted to include this non-GAAP measure in your filing considering Question 11 of the Staff’s Fequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov. If you believe inclusion of this measure in your filing appropriate, please explain how the measure is used by management and in what way it provides meaningful infomration to investors. Also, ensure you provide a reconciliation of the measurement to the GAAP EPS figure.

17 CFR §244.100  General rules regarding disclosure of non-GAAP financial measures (“Regulation G”) provides that a “non-GAAP financial measure, when considered together with accompanying information, may not contain an untrue statement of a material fact nor may it omit to state a material fact necessary to make the non-GAAP financial measure not misleading, in-light of the circumstances.” The disclosure of the per share impact of the imputed interest does not provide an untrue statement of a material fact, nor does it omit any information which makes the note misleading. Management provided the information as means to highlight the magnitude of the imputed interest as a result of accounting for the Tap Participation Fee payable to HP A&M (as defined in the Form 10-Q). Upon review, the Company believes it should have disclosed the most directly comparable financial measure computed in accordance with GAAP (total net loss EPS) in the same footnote. However, since that is disclosed in the statement of operations, and the amount of the imputed interest is disclosed in the notes and the statement of operations, the reader can easily reconcile the GAAP and non-GAAP financial measures. Therefore, the Company does not believe this is a material omission requiring restatement. It should further be noted that Accounting Series Release No. 142 states “per share data other than that relating to net income, net assets and dividends should (emphasis added) be avoided in reporting financial results,” but this is not specifically prohibited by ASR 142.

However, the Company is proposing to remove this information from future filings beginning with the Form 10-Q for the three and nine months ending May 31, 2007.

8.                          We note you recorded a purchase price adjustment during the second quarter of fiscal 2007 to reflect the acquisition of 554 LAWMA shares that were acquired from HP A&M on August 31, 2006. Citing authoritative accounting guidance, please provide us with the following information regarding the LAWMA share adjustment:

•                  Considering that the assets were not acquired in a business combination, please tell us how you determined that deferment of the purchase price allocation was allowable under GAAP;

The purpose of this acquisition was to acquire water rights in the Fort Lyon Canal which will ultimately be transferred to the Denver, Colorado metropolitan market. Along with these water rights, the Company also acquired various agricultural assets and other “non-strategic” water rights (the LAWMA shares) from HP A&M (the seller). The Company’s main purpose for this acquistion was not to acquire these LAWMA shares, but they were offered as part of the transaction with HP A&M. Due to restrictions on the use of LAWMA shares, complexities with Colorado water laws and the fact that the Company had no intentions on pursuing use of the LAWMA shares, at August 31, 2006, the LAWMA shares were deemed to have no value. Subsequent to the closing date the Company was able to find a party willing to purchase 509 of the LAWMA shares. Because this was done within one year of the closing date, the Company applied the provisions of SFAS 141 and re-allocated the costs to the LAWMA shares at the date the value became known (the date the LAWMA shares were sold). Based on the Staff’s objections to the use of SFAS 141 and the re-allocation of the acquistion price, the Company is proposing the following.

Based on information the Company had as of August 31, 2006, the value of the LAWMA shares was $0. Therefore, the value assigned to the LAWMA shares at August 31, 2006 was properly reflected in the Company’s Form 10-K at $0. However, the Company, in its second fiscal quarter of 2007, was able to sell the shares and therefore, the Company is proposing to amend and restate its Form 10-Q for the three and six months ended February 28, 2007, to reflect the sale of the LAWMA shares as a second quarter event and recognize the proceeds received from the sale of the LAWMA shares as a gain in the second fiscal quarter and not a re-allocation of the purchase price allocation. The result of this would be a gain on the sale of fixed assets of approximately $849,700.

•                  Please tell us why you recorded the LAWMA shares at their full net reliazable value instead of at the relative fair value of total assets acquired; and

As noted above, the Company is proposing to restate and amend its Form 10-Q for the three and six months ended February 28, 2007 to reflect that the value of the LAWMA shares at August 31, 2006 was $0 and then in its February 28, 2007 Form 10-Q, recognize the proceeds from the sale of the LAWMA shares as a gain.

•                  It appears that shares did not have a readily determinable fair value at the acquisition date and, therefore, should have been scoped out of SFAS 115 and accounted for under the cost method. Since the investments in equity securities accounted for under the cost method are scoped out of SFAS 144, please tell us why you classify the shares as held for sale on your balance sheet and analyze them for impairment under SFAS 144.

SFAS 115 is not applicable as the LAWMA shares are not debt or equity securities with readily determinable fair values (as per the scope requirements of paragraph 3 of SFAS 115).  LAWMA shares are not ownership shares of an entity. Instead, much like the Fort Lyon Canal Company shares acquired and maintained by the Company, LAWMA shares represent water rights ownership. Because these shares represent the amount of water the Company owns in a given canal, SFAS 115 is not applicable.

Based on the Company’s proposed restatement of the sale of the LAWMA shares described above, the Company will remove the line item Assets held for sale in its February 28, 2007 balance sheet and disclose in the footnotes that these shares are owned but due to restrictions on the use of LAWMA shares and complexities with Colorado water laws the value assigned to the LAWMA shares is $0.

We respectfully request that the Staff indicate as soon as possible whether the proposed revisions to the Company’s Form S-3 and Form 10-K are acceptable, in which case it will file an amendment to the Form S-3 and Form 10-K as soon as practical, and whether there will be any further comments. Any comments or questions regarding this letter should be directed to the undersigned at 303-292-3456.

Very truly yours,

/s/ Mark W. Harding
Mark W. Harding

cc:                                 Wanda J. Abel, Davis, Graham & Stubbs, LLP
Michael F. Filkoski, GHP Horwath P.C.